

April 9, 2015

Via E-mail
Ms. Melissa J. Kennedy
Executive Vice-President & General Counsel
Sun Life Financial, Inc.
150 King Street West, 6th Floor
Toronto, Ontario, Canada M5H 1J9

> **Re: Sun Life Financial, Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2014**
> **Filed February 12, 2015**
> **File No. 001-15014**

Dear Ms. Kennedy:

We have limited our review to only your financial statements and related disclosures. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 2
Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firm, page 163

1. We note that the audit reports issued by Deloitte LLP did not include the city and state where issued, or applicable equivalent, as required by Rule 2-02(a) of Regulation S-X. Please confirm that the manually signed copies of the audit reports included that information and provide us copies of the reports. Further, confirm that you will include the required information in electronic versions of audit reports filed with us in your future filings. Otherwise, please advise.

Ms. Melissa J. Kennedy
Sun Life Financial, Inc.
April 9, 2015
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Senior Staff Accountants Vanessa Robertson at (202) 551-3349 or Frank Wyman, at (202) 551-3660, if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant